UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        Comtech Telecommunications Corp.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   20582620900
                                  -------------
                                 (CUSIP Number)


                            Thomas E. Constance, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   May 8, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                               Page 1 of 10 pages

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 2 of 10 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James A. Mitarotonda
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             40,000 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        40,000 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    40,000 (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                  [_]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.5% (See Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 3 of 10 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edmund H. Shea, Jr.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             58,528 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        58,528 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    58,528 (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                  [_]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.2% (See Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 20582620900                                         Page 4 of 10 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barington Capital Group, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             146,893 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        146,893 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
    146,893 (See Item 5)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                  [_]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.3% (See Item 5)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                                              Page 5 of 10 Pages


                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 to a Statement on Schedule 13D (the "Statement") relates to the sale by Edmund H. Shea, Jr. ("Mr. Shea") of shares of Common Stock, par value $.10 per share (the "Common Stock"), of Comtech Telecommunications Corp., a Delaware corporation (the "Company"), the sale by Barington Capital Group, L.P. ("Barington") of shares of Common Stock of the Company and the sale by James A. Mitarotonda ("Mr. Mitarotonda") of shares of Common Stock of the Company. The information set forth in Item 1 of Amendment No. 1 to the Statement ("Amendment 1") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of Amendment 1 and Schedule 1 to Amendment No. 2 to the Statement ("Amendment 2") is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth below, the information set forth in Item 3 of each of Amendment 1 and Amendment 2 is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in Item 4 of each of Amendment 1 and Amendment 2 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Except as set forth below, the information set forth in Item 5 of each of Amendment 1 and Amendment 2 is incorporated herein by reference.

               "A.       Mr. Mitarotonda

                         (a) Mr.  Mitarotonda  beneficially owns an aggregate of
               40,000 shares of Common Stock, representing approximately 1.5% of the shares of Common Stock outstanding./1/

                         (c) Through Barington as his broker-dealer, Mr. Mitarotonda effected the following transactions in the 60 days ended May 8, 1998: (i) on April 6, 1998, Mr. Mitarotonda sold 2,000 shares of Common Stock at a price of $8-11/32 per share,
--------
/1/ Based upon 2,654,404 shares of Common Stock reported by the Company to be outstanding as of February 28, 1998 in its Quarterly Report on Form 10-Q for the period ended January 31, 1998 and with respect to percentages relating to shares beneficially owned by Barington, treating the shares issuable upon exercise of the underwriter's warrants as outstanding for this purpose.

                                                              Page 6 of 10 Pages

               and (ii) on May 4, 1998, Mr. Mitarotonda sold 3,000 shares of Common Stock at a price of $9-2/25 per share. On May 11, 1998, Mr. Mitarotonda sold 5,000 shares of Common Stock at a price of $10-23/32 per share."

               "B.       Mr. Shea

                         (a) Mr. Shea  beneficially  owns an aggregate of 58,528
               shares of Common Stock, representing approximately 2.2% of the shares of Common Stock outstanding.1/

                         (c) Through  Barington as his  broker-dealer,  Mr. Shea
               effected the following transactions in the 60 days ended May 8, 1998: (i) on March 9, 1998, Mr. Shea sold 5,000 shares of Common Stock at a price of $7-1/8 per share, (ii) on March 10, 1998, Mr. Shea sold 5,000 shares of Common Stock at a price of $7-3/8 per share, and (iii) on March 10, 1998, Mr. Shea sold 10,000 shares of Common Stock at a price of $7-1/4 per share. On May 11, 1998, Mr. Shea sold 5,000 shares of Common Stock at a price of $10.67 per share."

               "C.       Barington Capital Group

                         (a) Barington  beneficially owns as of May 20, 1998, an
               aggregate  of  146,893  shares  of  Common  Stock,   representing
               approximately 5.3% of the shares of Common Stock outstanding, including 100,000 shares issuable upon exercise of underwriter's warrants described in footnote 1.1/

                          (c) Barington  effected the following  transactions in
               the Common Stock held in its investment account in the 60 days ended May 8, 1998: (i) on March 11, 1998, Barington sold an aggregate of 10,000 shares of Common Stock previously held in its investment account at a price of $7-3/4 per share, a price based on the average acquisition price paid for such shares in open market transactions, and (ii) on May 8, 1998, Barington sold an aggregate of 10,000 shares of Common Stock previously held in its investment account at prices ranging from $10-1/2 per share to $10-9/16 per share, prices based on the average acquisition price paid for such shares in open market transactions.

                         As of the close of business on May 8, 1998, Barington's
               trading account held 5,220 shares of Common Stock. During the 60 days ended May 8, 1998, in connection with its market-making activities, Barington purchased an aggregate of 65,600 shares of Common Stock and sold an aggregate of 60,380 shares of Common Stock at prices ranging from $7 per share to $8-7/16 per share. Shares of Common Stock acquired or sold by Barington in connection with such market making activities during the period ended May 8, 1998, are not reflected in the calculation of shares beneficially owned by Barington in paragraph (a) above. As of the close of business on May 20, 1998, Barington's trading account held 678 shares of Common Stock."

                                                              Page 7 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                                              Page 8 of 10 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 1, 1998


                             /s/James A. Mitarotonda
                             -----------------------
                             James A. Mitarotonda

                                                              Page 9 of 10 Pages





                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 1, 1998


                               /s/Edmund H. Shea, Jr.
                               ----------------------
                               Edmund H. Shea, Jr.

                                                             Page 10 of 10 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 1, 1998


                                BARINGTON CAPITAL GROUP, L.P.

                                By: LNA CAPITAL CORP., its general partner

                                By: /s/James A. Mitarotonda
                                    -----------------------
                                Name:  James A. Mitarotonda
                                Title: President